UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09317

EQUITY COMMONWEALTH
(Exact name of registrant as specified in its charter)

Two North Riverside Plaza, Suite 2000
Chicago, IL 60606
(312) 646-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest
(Title of each class of securities covered by this Form)

N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Equity Commonwealth has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 13, 2025	By:	/s/ Orrin S. Shifrin
		Name:	Orrin S. Shifrin
		Title:	Executive Vice President, General Counsel and Secretary